



11021027

SECURITIES
Washington, D.C. 20549

RECEIVED
MAR 0 1 2011
WASH. D.C. 211 SECTION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53340

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR AS OF ___**12/31/10**___
_{MM/DD/YY}

A. REGISTRANT IDENTIFICATION

OFFICIAL USE ONLY
FIRM ID. NO.

NAME OF BROKER-DEALER:

COLE PARTNERS, L.L.C.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

449 North Wells, Suite 2E
(No. and Street)

Chicago   **Illinois**   **60654**
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bradley F. Cole   **(312) 644-4486**
                                                   (Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250   **Chicago**   **Illinois**   **60604**
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be
supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, **Bradley F. Cole**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of **Cole Partners, L.L.C.** as of **December 31, 2010** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

Managing Member
Title

Subscribed and sworn to before me this

__24th__ day of __February__ , 2011

```
"OFFICIAL SEAL"
Philip C Ryan
Notary Public, State of Illinois
My Commission Expires 08/20/2012
```

Notary Public

This report** contains (check all applicable boxes)
[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Cash Flows.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
[x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
[x] (o) Independent Auditors' Report on Internal Accounting Control.
[ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

 **R&J**

RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT

To the Member of
Cole Partners, L.L.C.

We have audited the accompanying statement of financial condition of Cole Partners, L.L.C. (the "Company") as of December 31, 2010, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Except as discussed in the following paragraph, we conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We were unable to obtain audited financial statements supporting the Company's investments in funds totaling $548,861 at December 31, 2010; nor were we able to satisfy ourselves by other auditing procedures.

In our opinion, except for the effects of such adjustments, if any, as might have been determined to be necessary had we been able to examine evidence regarding the investments and earnings, the financial statement referred to above presents fairly, in all material respects, the financial position of Cole Partners, L.L.C. as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statement taken as a whole. The information contained in the supplementary schedules is presented for purposes of additional analysis and is not a required part of the basic financial statement, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statement and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statement taken as a whole.

Ryan & Juraska

Chicago, Illinois
February 24, 2011

COLE PARTNERS, L.L.C.

Statement of Financial Condition

December 31, 2010

Assets

Cash and cash equivalents	$	347,676
Fees receivable		36,416
Investment in funds, at fair value		548,861
Receivable from affiliate		10,000
Other assets		1,740
	$	944,693

Liabilities and Member's Equity

Liabilities:		
Accounts payable and accrued expenses	$	15,290
Member's equity		929,403
	$	944,693

See accompanying notes.

COLE PARTNERS, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2010

1. **Organization and Business**

   Cole Partners, L.L.C. (the "Company"), an Illinois limited liability company, was organized on March 18, 1998. The Company is a broker-dealer registered with the Securities and Exchange Commission, and is a member of the Financial Industry Regulatory Authority. The Company arranges private placements, distributions of securities that do not involve public offerings on a "best efforts" (agency) basis, for which it receives fees in various forms, including continuing participations in management and incentive fees.

2. **Summary of Significant Accounting Policies**

   Fair Value Investments
   Investments are reported in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820, Fair Value Measurement and Disclosures (see note 7). The Company's investments in other funds are reported in the statement of financial condition at fair value which is equal to the market value of the net assets of the investment. The underlying funds value securities and other financial instruments at market value, when available, or at fair value determined by the management of the respective funds when no readily ascertainable market value exists. Due to the inherent uncertainty of these valuations, estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

   Depreciation and amortization
   Depreciation of furniture and equipment is computed on the basis of estimated useful lives using the straight-line method. Leasehold improvements are being amortized over the term of the associated lease.

   Income Taxes
   No provision has been made for federal income taxes as the taxable income or loss of the Company is included in the respective income tax return of the member.

   Cash Equivalents
   Cash equivalents consist of money market deposits with maturities of less than three months.

   Use of Estimates
   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. **Related-Party Transactions**

   For the year ended December 31, 2010, the Company had a receivable from a related party, totaling $10,000 for management fee reimbursement. The receivable is reflected as receivable from affiliate in the statement of financial condition.

3.   **Related-Party Transactions, continued**

As of December 31, 2010, the Company has an investment in Tellus Fund, LP, an affiliated fund, totaling approximately $86,007 which is reflected in investment in funds in the statement of financial condition. Tellus Fund, LP, a Delaware limited partnership, is a private investment fund which invests substantially all of its assets in Tellus Master Fund, Ltd., a limited liability investment company that is structured to achieve its objectives through a multi-manager, multi-strategy, diversified investment approach.

During October 2010, the Company moved its office location and now leases office space from the sole owner on month-to-month basis.

4.   **Benefit Plan**

The Company has also established a salary reduction 401(k) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement. Employee contributions made to the plan during the year ended December 31, 2010 totaled approximately $47,900.

5.   **Contingency**

In the normal course of business, the Company is subject to legal actions that involve claims for monetary relief. The Company's legal counsel has indicated that it cannot evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss therefrom. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material or adverse effect on the financial position of the Company.

6.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3 % of "aggregate indebtedness", as defined.

At December 31, 2010, the Company had net capital and net capital requirements of $332,386, and $5,000, respectively.

COLE PARTNERS, L.L.C.

NOTES TO STATEMENT OF FINANCIAL CONDITION, CONTINUED
December 31, 2010

7.   **Fair Value Disclosure**

ASC 820, Fair Value Measurements and Disclosures requires enhanced disclosures about investments that are measured and reported at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical assets or liabilities at the reporting date.

Level 2 Inputs – Valuation is based on other than quoted prices included in Level 1 that are observable for substantially the full term of the asset or liability, either directly or indirectly. Level 2 assets include quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities that are not active; and inputs other than quoted prices that are observable, such as models or other valuation methodologies.

Level 3 Inputs – Valuation is based on unobservable inputs for the valuation of the asset or liability. Level 3 assets include investments for which there is little, if any, market activity. These inputs require significant management judgment or estimation.

At December 31, 2010, the Company held no Level 1 or Level 2 investments.

The following is a reconciliation of the beginning and ending balances for investments measured at fair value on a recurring basis using significant, unobservable input Level 3 during the year ended December 31, 2010:

	Beginning Balance	Redemptions	Net Realized and Unrealized	Ending Balance
Tellus Fund, LP	$ 293,930	$ (229,409)	$ 21,486	$ 86,007
Zephyr Liquid Commodities Fund LLC	479,267	-	(16,413)	462,854
Total	$ 773,197	$ (229,409)	$ 5,073	$ 548,861

8.   **Subsequent Events**

The Company's management has evaluated events and transactions through February 24, 2011, the date the financial statement was issued, noting no material events requiring disclosure in the Company's financial statement.

SUPPLEMENTAL SCHEDULES



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL

To the Member of
Cole Partners, L.L.C.

In planning and performing our audit of the statement of financial condition of Cole Partners, L.L.C. (the "Company") as of December 31, 2010, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the statement of financial condition and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

    (1)   Making quarterly securities examinations, counts, verifications, and comparisons

    (2)   Recordation of differences required by Rule 17a-13

    (3)   Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the financial statement in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statement that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statement will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2010 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry and Regulatory Agency and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 24, 2011

COLE PARTNERS, L.L.C.

STATEMENT OF FINANCIAL CONDITION
AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2010
<u>AVAILABLE FOR PUBLIC INSPECTION</u>



COLE PARTNERS, L.L.C.

INDEPENDENT ACCOUNTANTS' REPORT ON
APPLYING AGREED-UPON PROCEDURES
RELATED TO AN ENTITY'S SIPC ASSESSMENT
RECONCILIATION AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(e)(4)

December 31, 2010



RYAN & JURASKA
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
Cole Partners, L.L.C.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Cole Partners L.L.C. (the "Company"), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (the "specified parties"), solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ened December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ryan & Juraska

Chicago, Illinois
February 25, 2011

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
General Assessment Reconciliation

For the fiscal year ended December 31, 2010
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Cole Partners, LLC
449 N. Wells Street, Suite 2E
Chicago, IL 60654

Note: If any of the information shown on the mailing label requires correction, please email any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 1,256

    B. Less payment made with SIPC-6 filed (exclude interest)   (987)

    ___September 2, 2010___
    Date Paid

    C. Less prior overpayment applied   (-   )

    D. Assessment balance due or (overpayment)   269

    E. Interest computed on late payment (see instruction E) for _____ days at 20% per annum   -

    F. Total assessment balance and interest due (or overpayment carried forward) $ 269

    G. PAID WITH THIS FORM
        Check enclosed, payable to SIPC
        Total (must be same as F above) $ 269

    H. Overpayment carried forward $(-   )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____**Cole Partners, LLC**_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the __25th__ day of __February__ , 20 _11_ .

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

Dates: _____   _____   _____
          Postmarked   Received   Reviewed

Calulations _____   Documentation _____   Forward Copy_____

Exceptions:

Disposition of exceptions:

SIPC REVIEWER

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning January 1, 2010 and
ending December 31 , 2010
Eliminate cents

Item No.

2a. Total Revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 689,852

2b. Additions:

   (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. -

   (2) Net loss from principal transactions in securities in trading accounts. -

   (3) Net loss from principal transactions in commodities trading accounts. -

   (4) Interest and dividend expense deducted in determining item 2a. -

   (5) Net loss from management of or participation in the underwriting or distribution of securities. -

   (6) Expenses other than advertising, printing, registration fees, and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. -

   (7) Net loss from securities within investment accounts -

       Total additions -

2c. Deductions:

   (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. -

   (2) Revenues from commodity transactions. -

   (3) Commissions, floor brokerage, and clearance paid to other SIPC members in connection with securities transactions.

   (4) Reimbursements for postage in connection with proxy solicitation. -

   (5) Net gain from securities in investment accounts. 4,258

   (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) treasury bills, banker acceptances or commercial paper that matures in nine months or less from issuance date. -

   (7) Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). -

   (8) Other revenue not related either directly or indirectly to the securities business. (See instruction C) 183,238

   (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line CODE 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -

      (ii) 40% of margin interest earned on customer securities accounts. $ -

      Enter the greater of line (i) or (ii) -

      Total deductions 187,496

2d. SIPC Net Operating Revenues $ 502,356

2e. General Assessment @ .0025 $ 1,256

(to page 1, line 2.A.)